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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(stamp: SEC MAIL PROCESSING MAR 12 2014 WASH DC 193 SECTION)

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2013   AND ENDING   12/31/2013

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fiduciary Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Market Street Suite 3310E

(No. and Street)

Philadelphia   PA   19102

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard P. Shappell   (215) 575-7103

                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company

(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

(barcode) **14049455**

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, <u>Richard P. Shappell</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Fiduciary Advisors, LLC</u>, as of

_____ I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Richard P Shappell
_____
Signature

_____
Chief Financial Officer
Title

Deborah E Farris
_____
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBORAH E. FARRIS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 5, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Managing Members of
Fiduciary Advisors, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Fiduciary Advisors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fiduciary Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Sanville & Company

Abington, Pennsylvania
February 27, 2014

Fiduciary Advisors, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	63,066
Prepaid expenses and deposits		10,878
Total assets	$	73,944

Liabilities and Members' Equity

Accrued expenses	$	10,648
Due to related entities		13,187
Total liabilities		23,835
Members' equity		50,109
Total members' equity		50,109
Total liabilities and members' equity	$	73,944

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenue

Commissions and 12b-1 fees	$	28,523
Fees from managed plans		22,535
Interest		31
Total revenue		51,089

Expenses

Compensation	11,952
Regulatory fees and expenses	4,955
Professional fees	4,500
Insurance and related expenses	17,184
Other	3,287
Total expenses	41,878
Income before income taxes	9,211
Provision for income taxes	-
Net income	$ 9,211

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

Balance at January 1, 2013	$	40,898
Members' contributions		-
Members' distributions		-
Net income		9,211
Balance at December 31, 2013	$	50,109

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
Statement of Changes in Liabilities Subordinated To Claims of General Creditors
For the Year Ended December 31, 2013

Subordinated borrowings at January 1, 2013	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2013	$ -

The accompanying notes are an integral part of these financial statements.

8

Fiduciary Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:

Net income	$	9,211
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Prepaid expenses and deposits		11,344
Increase (decrease) in liabilities:		
Accrued expenses		(14,318)
Due to related entities		6,746
Net cash provided by operating activities		12,983
Net increase in cash		12,983
Cash at beginning of year		50,083
Cash at end of year	$	63,066
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	268

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
Notes to Financial Statements
December 31, 2013

---

1. **ORGANIZATION**

Fiduciary Advisors, LLC, (formerly known as PCS Distributors, LLC ("the Company") is an introducing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Pennsylvania Limited Liability Company owned by a group of investors. The Company operates pursuant to SEC Rule 15c3-3 (k)(2)(i) (The Customer Protection Rule) and does not hold customer funds or provide safekeeping of customer securities. The Company makes available a platform of independent money managers to sponsors of defined contribution plans and programs such as 401(k), 403(b), 457, profit sharing plans and individual retirement arrangements and gives participants access to management services and/or mutual fund selection on a continuous basis. The Company received FINRA membership and permission to operate in 2001. The Company, like other securities firms, is directly affected by general economic and market conditions.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The following are the significant accounting policies followed by the Company:

Basis of Presentation – The financial statements include only those assets, liabilities and results of operations that relate to Fiduciary Advisors, LLC.

Revenues and Expenses – Income from dealer concessions or commissions and 12b-1 fees from mutual funds are recorded on the settlement date which is not materially different than trade date. Platform fees are recorded when deducted from client accounts by custodian and received by the Company in its operating account. Expenses are recognized on the accrual basis.

Cash and Cash Equivalents – Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Income Taxes – No provision has been made for federal and state income taxes since such taxes are individually paid for by the members of the Company.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2013, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2010.

3.   RELATED PARTY TRANSACTIONS

The Company has entered into a Funding Agreement (the "Agreement") with its former parent Professional Capital Services LLC ("PCS") which is also owed by the same investors of the Company. To the extent not funded from the net cash flow of the Company, PCS has agreed to fund all of the ordinary operating costs and expenses of the Company. PCS provides staff and other services to the Company. As such, PCS allocates a portion of those employees' compensation expense to the Company on a monthly basis. The allocation is based upon an estimate of the percentage of time each employee dedicates to the Company. The expense allocated during the year ended December 31, 2013 under this agreement was $11,952. At December 31, 2013 the Company owed PCS $2,824. The Company also owed Efficient Advisors LLC, a related entity $10,363 for its share of premium on a shared insurance policy.

It is the intent of the Company to distribute the net income of the Company on an ongoing basis. The investors do not intend to impact the Company's net capital by these future withdrawals.

4.   NET CAPITAL

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $39,231 which was $33,231 in excess of its net capital requirements of $5,000. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.61 to 1.0.

5.   SUBSEQUENT EVENT

Management has evaluated the impact of all subsequent events through February 27, 2014, the date which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

Fiduciary Advisors, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Schedule I

COMPUTATION OF NET CAPITAL

Total members' equity	$	50,109
Deduct members' equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		50,109
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and deposits		10,878
Total non-allowable assets		10,878
Net Capital	$	39,231

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	23,835
Percentage of aggregate indebtedness to Net Capital		61%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $23,835)	$	1,589
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	34,231
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	33,231

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

Fiduciary Advisors, LLC

Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Managing Members of
Fiduciary Advisors, LLC

In planning and performing our audit of the financial statements of Fiduciary Advisors, LLC (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 27, 2014